VIA FACSIMILE 202-772-9210

June 16, 2008

Jonathan Wiggins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NYMEX Holdings, Inc.
Form 10-K for the year ended December 31, 2007 Form 10-Q for the quarter ended March 31, 2008 File No. 1-33149

Dear Mr. Wiggins:

On behalf of Dr. James Newsome, I am writing this letter in response to the Securities and Exchange Commission (the “Commission”) letter dated June 3, 2008 (the “Comment Letter”) regarding NYMEX Holdings, Inc. (the “Company”). In accordance with the directive in the Comment Letter, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Commission, each response has been numbered to correspond with the comments in the Comment Letter.

Form 10-K for the Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies

1.	We note that you revised your consolidated statements of cash flows for prior periods to classify the net change in marketable securities as cash flows from operating activities.

Please tell us how you determined that these changes were not qualitatively or quantitatively material to prior annual or quarterly periods.

Response:

The Company’s marketable securities are classified as trading securities and primarily represent investments in high-grade securities. We revised the presentation of marketable securities activities in the consolidated statement of cash flows (“SOCF”) for prior periods to be in conformity with paragraph 18 of Statement of Financial Accounting Standard (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. We concluded that this prior period revision represented an immaterial correction after assessing the total mix of information available to investors and how this change in reporting would affect their assessment of the Company’s financial performance.

The Company evaluated the materiality of this prior period revision considering both the guidance of Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and additionally the guidance provided in the Progress Report of the SEC Advisory Committee on Improvements to Financial Reporting, released on February 14, 2008. In conducting its assessment, the Company focused on whether the magnitude of the item is such that it was probable that the judgment of a reasonable investor relying upon the report would have been changed or influenced by the inclusion or correction of the item. While this revision was quantitatively material, the nature of this activity (the marketable securities trading portfolio) was transparent to the reader of our financial statements as the securities were classified in a single line item in the SOCF and not included with any other activity; both previous to the change and subsequently. The nature of NYMEX’s income generating activities is very short term based. That is, most earned revenues are collected within 30 days following period end and as such do not have any significant activities that are realized (i.e., monetized) on a deferred basis. Accordingly, readers of our financial statements primarily focus on operating income in the consolidated statement of income. Historically, the Company’s communications and analyst’s reports primarily focus on operating income in the consolidated statement of income, and the changes in each category of cash flow activity were not emphasized as a key metric or otherwise touted.

The Company also considered other qualitative factors in its assessment of materiality, as outlined in SAB 99, and concluded the impact of this immaterial correction did not:

•	impact the Company’s reported revenues, net income, earnings per share, assets, liabilities or stockholders’ equity;

•	mask a change in earnings or other trends,

•	impact analysts’ or investor expectations about its future earnings, prospective ability to service obligations when due or its ability to maintain its dividend;

•	have any impact on financial covenant compliance or regulatory requirements;

•	affect management’s compensation, including bonuses and incentive plans;

•	concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

Accordingly the Company concluded, based on all the information available to a reasonable investor, the qualitative factors outweighed the quantitative amount of this revision in its SOCF and represented a correction of an immaterial error.

Note 14. Share-based Compensation

2.	In future filings, please revise your restricted unit awards roll-forward to disclose the weighted-average grant-date fair value rather than the aggregate grant-date fair value.

Response:

The Company concurs with the staffs’ comment and, in future filings, will revise its disclosure to present the weighted-average grant-date fair value of its restricted stock unit awards rather than the aggregate grant-date fair value.

Form 10-Q for the Quarter Ended March 31, 2008

Condensed Consolidated Statements of Cash Flows

3.	Please tell us what consideration you gave to paragraph C5(c) of SFAS 159 with regard to the classification of the net change in marketable securities in your consolidated statements of cash flows.

Response:

The marketable securities portfolio is a component of the Company’s overall working capital management program. The Company’s treasury function manages this portfolio to maximize short term returns within a tolerable range of risk. As such, our treasury function frequently rebalances this portfolio with the objective of maximizing return and minimizing risk. Upon adoption of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115, we considered the intent for which we hold these marketable securities and the frequency of turnover of this portfolio and determined that the nature of this portfolio was consistent with the definition of an operating activity, as defined by SFAS No. 95, Statement of Cash Flows, as amended.

If you have any questions regarding the responses to the comments of the Commission, or require additional information, please contact the undersigned at 212-299-2525, or Tony Filoso at 212-299-2517.

Very truly yours,

/s/ Kenneth Shifrin
Kenneth Shifrin
Chief Financial Officer
NYMEX Holdings, Inc.

cc:	Tony Filoso

Richard Kerschner